UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 8) [1]	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
THE TALBOTS, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
874161-10-2
(CUSIP Number)
December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☐      Rule 13d-1(b)

         ☐      Rule 13d-1(c)

         ☒      Rule 13d-1(d)

        [1]   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 874161 10 2	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
	AEON (U.S.A.), INC.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
			(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	DELAWARE

NUMBER OF		5.	SOLE VOTING POWER
SHARES			33,719,400
BENEFICIALLY
OWNED BY		6.	SHARED VOTING POWER
EACH			0
REPORTING
PERSON		7.	SOLE DISPOSITIVE POWER
WITH			33,719,400

		8.	SHARED DISPOSITIVE POWER
			0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
			33,719,400

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
			☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.6%

12.	TYPE OF REPORTING PERSON* (see instructions)
	CO

Page 2 of 6 pages

Item 1(a).	Name of Issuer:
The Talbots, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
One Talbots Drive Hingham, Massachusetts 02043
Item 2(a).	Name of Persons Filing:
AEON (U.S.A.), Inc.
Item 2(b).	Address of Principal Business Office, or if None, Residence:
520 Madison Avenue, 24th Floor New York, New York 10022
Item 2(c).	Citizenship:
Delaware corporation
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share
Item 2(e).	CUSIP Number:
874161-10-2

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

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(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)
  Amount beneficially owned:

  33,719,400

  (b)
  Percent of class:

  58.6%

  (c)
  Number of shares as to which such person has:
  (i)
  Sole power to vote or to direct the vote:

  33,719,400

  (ii)
  Shared power to vote or to direct the vote:

  Not applicable.

  (iii)
  Sole power to dispose or to direct the disposition of:

  33,719,400

  (iv)
  Shared power to dispose or to direct the disposition of:

  Not applicable.
Page 4 of 6 pages

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

Page 5 of 6 pages

EXHIBIT A

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2003

AEON (U.S.A.), INC.
By:	ISAO TSURUTA Name: Isao T. Tsuruta Title: Executive Vice President and General Manager

Page 6 of 6 pages